                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                                Amendment No. 12

                 Information to be Included in Statements Filed
                Pursuant to Rule 13d-1(a) and Amendments Thereto
                         Filed Pursuant to Rule 13d-2(a)

                         Assisted Living Concepts, Inc.
                -----------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                -----------------------------------------------
                         (Title of Class of Securities)

                                    04543L109
                -----------------------------------------------
                                 (CUSIP Number)


                           Lawrence D. Rovin, Esquire
                 Klehr, Harrison, Harvey, Branzburg & Ellers LLP
                             260 South Broad Street
                             Philadelphia, PA 19102
                                 (215) 569-2898
         --------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               September 17, 2003
                -----------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box: |_|

--------------------------------------------------------------------------------

CUSIP No. 04543L109                     13D                 Page 2 of 7 Pages
--------------------------------------------------------------------------------

----------- --------------------------------------------------------------------

    1.      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

                              BET ASSOCIATES, L.P.
                              23-2957243
----------- --------------------------------------------------------------------

    2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                                    (a) |_|

                                                                    (b) |X|
----------- --------------------------------------------------------------------

    3.       SEC USE ONLY
----------- --------------------------------------------------------------------

    4.      SOURCE OF FUNDS:

                              AF
----------- --------------------------------------------------------------------

    5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e):
                                                                        |_|
----------- --------------------------------------------------------------------

    6.      CITIZENSHIP OR PLACE OF ORGANIZATION:

                              Delaware
--------------------------------------------------------------------------------

             NUMBER OF           7.       SOLE VOTING POWER
               SHARES                       1,049,686  shares of common stock
            BENEFICIALLY    ------------- -------------------------------------
              OWNED BY
                EACH             8.       SHARED VOTING POWER
             REPORTING                      -0- Shares
               PERSON       ------------- -------------------------------------
               WITH
                                 9.       SOLE DISPOSITIVE POWER
                                            1,049,686  shares of common stock
                            ------------- -------------------------------------

                                10.       SHARED DISPOSITIVE POWER
                                           -0- Shares
--------------------------------------------------------------------------------

   11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,049,686  Shares of Common Stock
----------- --------------------------------------------------------------------

   12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:
                                                                          |_|
----------- --------------------------------------------------------------------

   13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           16.32%
----------- --------------------------------------------------------------------

   14.      TYPE OF REPORTING PERSON
                              PN
----------- --------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 04543L109                     13D                 Page 3 of 7 Pages
--------------------------------------------------------------------------------

----------- --------------------------------------------------------------------

    1.      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

                              BRU, Holding Co., LLC ("BRU")
                              52-2059411
----------- --------------------------------------------------------------------

    2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                                    (a) |_|

                                                                    (b) |X|
----------- --------------------------------------------------------------------

    3.      SEC USE ONLY
----------- --------------------------------------------------------------------

    4.      SOURCE OF FUNDS:

                              AF
----------- --------------------------------------------------------------------

    5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e):
                                                                        |_|
----------- --------------------------------------------------------------------

    6.      CITIZENSHIP OR PLACE OF ORGANIZATION:

                              Delaware
--------------------------------------------------------------------------------

             NUMBER OF      7.   SOLE VOTING POWER
               SHARES
            BENEFICIALLY          1,169,780 shares of common stock (represents
              OWNED BY            1,049,686 shares of common stock held by BET
                EACH              Associates L.P. ("BET") and 120,094 shares of
             REPORTING            common stock held by BRU)
               PERSON
               WITH      ------ ------------------------------------------------

                            8.   SHARED VOTING POWER
                                  -0- Shares

                         ------ ------------------------------------------------

                            9.   SOLE DISPOSITIVE POWER

                                 1,169,780 shares of common stock (represents
                                 1,049,686 shares of common stock held by BET and 120,094 shares of common stock held by
                                 BRU)

                         ------ ------------------------------------------------

                           10.  SHARED DISPOSITIVE POWER
                                  -0- Shares
--------------------------------------------------------------------------------

   11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,169,780 (represents 1,049,686 shares of common stock held by BET and 120,094 shares of common stock held by BRU)

----------- --------------------------------------------------------------------

   12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:
                                                                          |_|
----------- --------------------------------------------------------------------

   13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           18.19%
----------- --------------------------------------------------------------------

   14.      TYPE OF REPORTING PERSON
                              OO
----------- --------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 04543L109                     13D                 Page 4 of 7 Pages
--------------------------------------------------------------------------------

----------- --------------------------------------------------------------------

    1.      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

                              BRUCE E. TOLL
----------- --------------------------------------------------------------------

    2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                                    (a) |_|

                                                                    (b) |X|
----------- --------------------------------------------------------------------

    3.      SEC USE ONLY
----------- --------------------------------------------------------------------

    4.      SOURCE OF FUNDS:

                              PF
----------- --------------------------------------------------------------------

    5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e):
                                                                        |_|
----------- --------------------------------------------------------------------

    6.      CITIZENSHIP OR PLACE OF ORGANIZATION:

                              UNITED STATES OF AMERICA
--------------------------------------------------------------------------------

             NUMBER OF      7.   SOLE VOTING POWER
               SHARES
            BENEFICIALLY          1,795,161 (represents 1,049,686 shares of
              OWNED BY            common stock held by BET Associates, L.P.
                EACH              ("BET"), 120,094 shares held by BRU Holding
             REPORTING            Co., LLC ("BRU") and  625,381 shares of common
               PERSON             stock held by Mr. Toll).
               WITH
                         ------ ------------------------------------------------

                            8.   SHARED VOTING POWER
                                  -0- Shares

                         ------ ------------------------------------------------

                            9.   SOLE DISPOSITIVE POWER

                                  1,795,161 (represents 1,049,686 shares of
                                  common stock held by BET, 120,094 shares held by BRU and 625,381 shares of common stock held by Mr. Toll).

                         ------ ------------------------------------------------

                           10.  SHARED DISPOSITIVE POWER
                                  -0- Shares
--------------------------------------------------------------------------------

   11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,795,161 (represents 1,049,686 shares of common stock held by BET, 120,094 shares of common stock held by BRU, 625,381 shares of common stock held by Mr. Toll).

----------- --------------------------------------------------------------------

   12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:
                                                                          |_|
----------- --------------------------------------------------------------------

   13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           27.91%
----------- --------------------------------------------------------------------

   14.      TYPE OF REPORTING PERSON
                              IN
----------- --------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 04543L109                     13D                 Page 5 of 7 Pages
--------------------------------------------------------------------------------

         This Amendment No. 12 to Schedule 13D amends and supplements Items 1, 2, 3, 4, 5 and 6 of Amendment No. 11 to the Schedule 13D dated September 18, 2003. Each capitalized term used herein and not otherwise defined has the meaning given such term in the original Schedule 13D dated October 14, 1999.

ITEM 1.  SECURITY AND ISSUER.

         According to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003 filed with the Securities and Exchange Commission on August 14, 2003, the correct address of the principal executive offices of the Issuer is 1349 Empire Central, Suite 900 Dallas, TX 75247.

ITEM 2.  IDENTITY AND BACKGROUND.

         Schedule 13D Amendment No. 11 incorrectly referred to "BRU Holding Co., LLC" as "BRU, LLC". The correct name of this entity is "BRU Holding Co., LLC."

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

         Purchase of 557,213 shares of Common Stock by BET. Schedule 13D Amendment No. 11 incorrectly stated that "on September 18, 2003, BET purchased 557,209 shares of Common Stock on the open market for $8.00 per share." The actual transaction occurred on September 17, 2003 and involved BET purchasing 557,213 shares of Common Stock in a private sale for $8.00 per share.

ITEM 4.  PURPOSE OF TRANSACTION.

         The disclosure set forth in Item 4 to Amendment No. 9, dated June 13, 2003, is incorporated herein by reference. The Filing Persons have no current intent to purchase additional shares which would increase their beneficial ownership percentage in excess of 29.9%.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) BET Beneficial Ownership. BET beneficially owns 1,049,686 shares of Common Stock, which constitutes 16.32% of the Common Stock outstanding (based upon 6,431,925 shares of Common Stock outstanding as of August 7, 2003 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended on June 30, 2003 and filed on August 14, 2003 (the "Form 10-Q")).

         BRU Beneficial Ownership. BRU beneficially owns 1,169,780 shares of Common Stock, of which 1,049,686 shares are held by BET and 120,094 shares are held by BRU, which constitutes 18.19% of the Common Stock outstanding (based upon 6,431,925 shares of Common Stock outstanding as reported in the Form 10-Q).

         Mr. Toll Beneficial Ownership. Mr. Toll beneficially owns 1,795,161 shares of Common Stock, of which 1,049,686 shares are held by BET, 120,094 shares are held by BRU and 625,381 shares are held by Mr. Toll, which constitutes 27.91% of the Common Stock outstanding (based upon 6,431,925 shares of Common Stock outstanding as reported in the Form 10-Q).

         (b) Mr. Toll, individually and through BRU and BET, has sole voting power and power to dispose of the 625,381 shares of Common Stock held by Mr. Toll, the 1,049,686 shares of Common Stock held by BET and the 120,094 shares of Common stock held by BRU. BRU, individually and through BET, has sole voting power and power to dispose of the 1,049,686 shares of Common Stock held by BET and the 120,094 shares of Common Stock held by BRU. BET has sole voting power and power to dispose of the 1,049,686 shares of Common Stock held by it.

         (c) Transactions Since Most Recent Filing on Schedule 13D. See Item 3 above.

         (d) N/A.

         (e) N/A.

--------------------------------------------------------------------------------

CUSIP No. 04543L109                     13D                 Page 6 of 7 Pages
--------------------------------------------------------------------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         In connection with the purchase of 557,213 shares of Common Stock described in Item 3 above, Mr. Toll agreed that in the event that any of the Filing Persons purchased a block of 50,000 or more shares of Common Stock, during the period from September 18, 2003 through September 17, 2004, for a per share price in excess of $8.00 (the "Subsequent Sale Price"), Mr. Toll would pay the sellers in the private sale described in Item 3 above the difference between the Subsequent Sale Price and $8.00.

         Mr. Toll further agreed that in the event the Filing Persons purchased a block of 50,000 or more shares of Common Stock, during the period from September 18, 2003 through September 17, 2004, Mr. Toll would purchase an additional 557,214 shares of Common Stock from National Healthcare Investments, Inc. at the highest amount paid for a block of 50,000 or more shares of Common Stock during such 12 month period. As stated in Item 4 above, the Filing Persons have no current intent to purchase additional shares which would increase their beneficial ownership percentage in excess of 29.9%.

--------------------------------------------------------------------------------

CUSIP No. 04543L109                     13D                 Page 7 of 7 Pages
--------------------------------------------------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 20, 2003

BET ASSOCIATES, L.P.

By: BRU HOLDING CO., LLC
Its General Partner



By:      /s/ BRUCE E. TOLL
         -----------------------------------
         Bruce E. Toll
         Member



BRU HOLDING CO., LLC


By:      /s/ BRUCE E. TOLL
         -----------------------------------
         Bruce E. Toll
         Member


/s/ BRUCE E. TOLL
------------------------------------
BRUCE E. TOLL